UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-43448

Air Water Ventures Limited

(Translation of registrant’s name into English)

Unit 3, Kizad KLP FZ, Kizad

Abu Dhabi, UAE

PO Box 109214

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

On August 20, 2026, Air Water Ventures Limited (the “Company”) entered into a non-binding letter of intent (the “LOI”) with Second Spring Water, Inc. (“Second Spring”) relating to the proposed acquisition of substantially all of the assets of a premium, nationally distributed spring water brand (such acquisition, the “Proposed Acquisition”). The LOI contemplates base consideration of $92.5 million of Company common stock and $7.5 million in cash at closing, together with potential contingent stock consideration. The number of shares issuable as stock consideration, including any earnout consideration, would be determined using the volume-weighted average trading price over a period to be mutually agreed immediately prior to the initial closing of the Proposed Acquisition, subject to a $3.00 floor and a $6.00 cap on that price. Except for specified provisions, including as to exclusivity and confidentiality, the LOI is non-binding, and neither party is obligated to consummate the Proposed Acquisition unless and until definitive agreements have been negotiated, executed and delivered.

In connection with the Proposed Acquisition, on August 18, 2026, Second Spring, as borrower, executed and delivered (i) a secured promissory note in the original principal amount of $3.0 million in favor of Air Water Ventures Holdings Limited, which also serves as the acquiring party under the Proposed Acquisition (such note, the “Air Water Note”), and (ii) a secured convertible promissory note in the original principal amount of $1.5 million in favor of an investment fund participating in the seller-side portion of the working capital financing contemplated by the LOI.

A copy of the Air Water Note is furnished as Exhibit 99.1 to this Form 6-K. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the exhibit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2026	AIR WATER VENTURES LIMITED

	By:	/s/ David Tuerff
		Name:	David Tuerff
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1*	Secured Promissory Note, dated August 18, 2026, issued by Second Spring Water, Inc. to Air Water Ventures Holdings Limited

*	Certain personally identifiable information has been omitted and redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

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